Item 77I - Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation effective  as of  October 25, 2013 (the “Supplement”) of Lord Abbett Municipal Income Fund, Inc. (the “Corporation”) authorized: (i) the reclassification of shares; and (ii) removal of  the Connecticut, Hawaii and Missouri series.

The Articles Supplementary is hereby attached as Item 77Q1(d).